July 31, 2009

Via EDGAR

Securities and Exchange Commission
ATTN: Linda Cvrkel
Division of Corporation Finance
Mail Stop 3561
Washington, DC 20549

Re:PLATO Learning, Inc.
Form 10-K for the fiscal year ended October 31, 2008 filed January 14, 2009
Form 10-Q for the quarters ended April 30, 2009 and January 31, 2009
Forms 8-K furnished June 1, 2009, March 3, 2009, December 3, 2008, September 4, 2008,
   June 3, 2008 and March 4, 2008
File No. 333-72523-20842

Dear Ms. Cvrkel:

Following are our responses to the SEC Comment Letter dated June 23, 2009, regarding the above referenced filings:

Annual Report on Form 10-K for the fiscal year ended October 31, 2008

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 16

- Non-GAAP Financial Measures, page 20

1.
We note that your MD&A discussion includes the disclosure of the non-GAAP financial measure “net loss before impairments, restructuring and other charges and benefits.” Please note that Item 10(e) of Regulation S-K prohibits adjusting a non-GAAP financial performance measure to eliminate or smooth items identified as non-recurring, infrequent or unusual, when the nature of the charge or gain is such that it is reasonably likely to recur within two years or there was a similar charge or gain within the prior two years.  In light of the fact that it appears you have made similar “restructuring, impairment and other charges” over the last three years, we believe it may not be appropriate to include these amounts in your non-GAAP performance measure.  Please revise future filings to exclude these charges in the calculation of the non-GAAP financial measure, or alternatively, advise us why you believe your disclosure is appropriate.  See Question 8 to the SEC Staff’s FAQ Regarding the Use of Non-GAAP Financial Measures issue June 13, 2003.

Our Response: Question 8 of the SEC Staff’s FAQ Regarding the Use of Non-GAAP Financial Measures states, “Whether a non-GAAP financial measure that eliminates a recurring item or items from the most directly comparable GAAP financial measure is acceptable depends on all of the facts and circumstances.  Such measures more likely would be permissible if management reasonably believes it is probable that the financial impact of the item will disappear or become immaterial within a near-term finite period.”

As disclosed in the Form 10-K and previous filings, the Company executed a transition from a perpetual license business model to a software-as-a-service (“SaaS”), or subscription business model. The Company’s financial plan at the start of the transition in fiscal 2006 anticipated no restructuring or similar actions.  The transition proved to be difficult, complex, and required flexibility and quick decision making in order to execute it successfully. In light of the unpredictable nature of events occurring during the transition, management believed at all times during the transition that it was highly probable that the financial impact of the current restructuring action would disappear or become immaterial within a near-term, finite period, and that no further restructuring activities would be required. As evidence of this view, none of the revised short or long term financial plans prepared following these restructuring actions contemplated any further restructuring activities.

In addition to the forward-looking assessment of the financial impact of the charges discussed above, when evaluating current actions relative to past actions, management’s view was that all actions were related to the common business objective of transforming the Company’s business model.  The strategy required that we close our operations in the United Kingdom, where our business was based on legacy perpetual-based products. It required that we trim staff and consolidate facilities in the U.S. in response to cash flow constraints that are natural early on in the life-cycle of SaaS businesses, and it resulted in impairments of intangible assets from historical acquisitions that did not fit into the Company’s SaaS business strategy.  Accordingly, these actions were not in response to periodic sector or general business cycle adjustments that are reasonably likely to recur from time to time, or occur for unrelated reasons.  Rather, the facts and circumstances of a unique business model transition, the strong correlation between actions taken and a specific common goal of executing the transition, led management to the conclusion that these actions (with the exception of the one-time goodwill impairment charge in the fourth quarter of 2008), while occurring across multiple reporting periods, were not recurring in the context of the broader single goal of our SaaS business transformation. Accordingly, on balance, the Company believed it was appropriate to characterize the related charges as non-recurring in its non-GAAP financial measure.

With regard to the Company’s belief that the use of this non-GAAP measure is useful and relevant to investors, there are significant financial differences between the perpetual business model and the SaaS business model across multiple areas of our financial statements.  Revenue accounting differences have a significant affect on the comparability of revenue during the transition.  Costs to support and deliver products and services vary significantly between business models, as do the costs of selling and administration and of maintaining multiple software platforms through the transition. Such effects added significant complexity to our financial statement comparison, and restructuring, impairments and other charges add further complexity.  Given this situation, we believe it is useful to investors to provide transparency to operating results by excluding the complicating effects of the transitory restructuring charges, thereby providing better clarity to the progress of the underlying financial transition.  In addition, because our internal discussion and analysis of operating results routinely excluded such charges for these same reasons, the use of this non-GAAP measure provides investors insight into the same financial measurements deemed important by management.  Accordingly, in the Company’s judgment, its disclosures with regard to this matter provided useful and relevant information to assist investors in better understanding the complexities of our financial results through this transition.

In future filings, the Company will expand its disclosure of its non-GAAP measures to ensure the bulleted disclosure points outlined in paragraph 3 of Answer 8 of the SEC’s FAQ on this matter are more fully addressed.

- Results of Operations, page 22

2.
We note your discussion of the results of operations discloses the changes in revenue and gross profit.  Please revise future filings to discuss and analyze revenue and cost of revenues (rather than gross profit).  Because gross profit is impacted by both revenues and cost of revenues, we believe a separate discussion of cost of revenues is more appropriate.

Our Response: In future filings we will include a separate discussion of cost of revenue.

- Liquidity and Capital Resources, page 28

3.
In future filings please expand your liquidity discussion to cover the three-year period covered by the financial statements, using year-to-year comparisons or any other format to enhance the reader’s understanding.  Refer to Instruction 1 to paragraph 303(a) of Regulation S-K.

Our Response: In future filings we will expand our liquidity discussion to ensure compliance with Instruction (1) to Item 303(a) of Regulation S-K.

Note 1. General

- Change in Classification of Unbilled Amounts Due Under Non-Cancellable Subscription Agreements, page 42

4.
We note your disclosure that in previous years, amounts due not yet invoiced under non-cancellable subscription agreements were reported as unbilled accounts receivable and deferred revenue on the balance sheet and in 2008 these amounts have been excluded from these accounts.  Please provide us with the reason for this change in classification and tell us if these amounts are included in the balance sheet accounts or if they have been excluded from the balance sheet in their entirety.

Our Response:  In the fourth quarter of fiscal 2008, we reviewed our accounting for unbilled amounts due under non-cancellable subscription agreements in response to an increasing trend in the second half of fiscal 2008 toward longer-term subscription contracts and customer preferences for payments to be made over the life of these contracts. Based on this review, we concluded that such amounts are not properly recorded as unbilled receivables because the underlying services are not delivered as of the balance sheet date, and not properly reported as deferred revenue on the basis that payment has not yet been received.

In light of this conclusion, we examined whether the change should have been reported as a restatement of fiscal 2007 results, or a change in classification to conform to the fiscal 2008 presentation. We determined that the unbilled amount of $4.5 million previously included in unbilled accounts receivable and deferred revenue was neither quantitatively nor qualitatively material.  We determined it was not quantitatively material on the basis that it had no affect on working capital, was less than 3% of total assets and 10% of current assets.  We determined it was not qualitatively material on the basis that (a) the change in classification affected only the balance sheet and had no affect on revenue, margins, operating results, total stockholders’ equity or cash flow, and (b) the unbilled amounts have consistently been identified in the Notes to Financial Statements and in Management’s Discussion and Analysis of Financial Condition and Results of Operations, and therefore the change had no affect on the total mix of information provided to investors. Accordingly, we determined the change did not warrant restatement of 2007 financial statements.  We also concluded that reclassification of the fiscal 2007 amounts in fiscal 2008 was preferred in that it improved comparability between periods.

Unbilled amounts due under non-cancellable subscription agreements have been excluded in their entirety from the balance sheet accounts and are included in the Backlog disclosure on Page 7.

Note 2. Summary of Significant Accounting Policies, page 42

-Product Development Costs, page 45

5.
We note that your statement of operations includes the line item “product maintenance and development,” which includes research and development, routine enhancements and maintenance of existing products.  Please revise future filings to disclose the amount of research and development that is recorded as an expense for each year in which a statement of operations is provided.  See paragraph 13 of SFAS No. 2.

Our Response:  The amount of research and development included in product maintenance and development has been omitted from our disclosures on the basis of materiality.  Amounts were $274,000, $379,000 and $533,000 in fiscal years 2008, 2007 and 2006, respectively, and 0.6% or less of revenue in each fiscal year.  In future filings we will disclose such amount when material.

- Commitments and Contingent Liabilities, page 55

6.
We note your disclosure that you have entered into various third-party product royalty agreements that provide for future minimum royalty payments in 2009 and 2010.  Please tell us, and disclose in future filings, how you will account for these royalty expenses.

Our Response: Substantially all of the third-party product royalty amounts referred to in this disclosure are related to one agreement for third-party products offered as part of our subscription solutions.  The agreement calls for fixed quarterly payments through November 2010 with rights to continue to serve then existing subscription contracts through December 2011.  The agreement also provides for the Company’s election to extend the agreement for an additional year. Amounts paid under this agreement are capitalized and amortized to cost of subscription revenue over our calculated dollar weighted average subscription period of approximately 19 months.  The weighted average subscription period is subject to periodic review and adjustment as appropriate.  In future filings we will expand our disclosure of such royalties to include our method of accounting for them as described above.

Note 13. Stock-Based Compensation, page 58

7.
We note your disclosure of the assumptions used in the Black-Scholes option pricing model for options granted in 2008.  Please revise future filings to disclose the assumptions used to determine the fair value of options granted in each year for which a statement of operations is provided. See paragraph A240(e) of SFAS No. 123(R).

Our Response: We will revise future filings to ensure that the information required under paragraph A240(e) of SFAS No. 123(R) is provided for each year an income statement is presented.  Assumptions used for the fiscal years 2008, 2007 and 2006 were as follows:

	2008	2007	2006
Expected Life	4.6 years	4.3 years	4.3 years
Risk Free Rate of Return	2.6%-2.9%	4.4%-5.1%	4.4%-5.1%
Volatility	49%	49%	49%
Dividend Yield	0%	0%	0%

Form 10-Q for the quarters ended April 30, 2009 and January 31, 2009

Note 2. Summary of Significant Accounting Policies

8.
We note your disclosure that based on the completion of the transition to a software-as-a-service business model and in accordance with EITF 00-03, you have applied SOP 98-1 effective for the first quarter 2009.  Please tell us, and disclose in future filings, the accounting changes that have been made to your cost capitalization and related policies, if any, as a result of your application of SOP 98-1 in fiscal 2009.  Also, please tell us why you believe it is appropriate to apply the guidance in EITF 00-03 and SOP 98-1 effective in 2009 rather than a period prior to the first quarter of fiscal 2009 since it appears that you were providing access to your software to a portion of your customers on a similar basis in the past two fiscal years.

Our Response: Our application of SOP 98-1 to the Company’s product development activities resulted in changes to cost capitalization and related policies consistent with the differences in accounting between SFAS No. 86 and SOP 98-1.  Most notable are the differences in criteria that determine when capitalization is to begin and end (e.g. under SFAS No. 86, capitalization began when technological feasibility was achieved vs. upon completion of the preliminary project stage under SOP 98-1), and the types of costs eligible for capitalization (only direct costs are capitalized under SOP 98-1 vs. direct costs plus an allocation of indirect costs under SFAS No. 86).

Our decision to not apply the guidance in ETIF 00-03 and SOP 98-1 prior to fiscal year 2009 was based on the provisions of paragraph 40 of SOP 98-1 which states,

“If, during the development of internal-use software, an entity decides to market the software to others, the entity should follow FASB Statement No. 86. … A pattern of deciding to market internal-use software during its development creates a rebuttable presumption that any software developed by that entity is intended for sale, lease, or other marketing, and thus is subject to the guidance in FASB Statement No. 86.”

In fiscal year 2000, the Company began development of its first product available only on a hosted basis (Plato Web Learning Network, or “PWLN”), and during the development, made a decision to market a client-hosted version of PWLN directly to customers.  In addition, at the time the Company began development of its PWLN replacement product (the PLATO Learning Environment, or “PLE”) in fiscal year 2006, an internal plan was again created for the development of a client-hosted version.  While the Company’s stated strategy was to offer products only on a software-as-a-service basis, this plan for a client-hosted version of PLE was created to address the Company’s risk assessment that adoption of a curriculum solution available only over the internet in the K-12 public school market could develop more slowly than planned, in which case it would be necessary to move quickly to create and market a client-hosted version. This plan was maintained and updated through fiscal year 2008.  In the first quarter of 2009, the Company’s successful experience to date selling only the software-as-a-service version of PLE led to the conclusion that the risk of non-adoption of internet-based solutions in the K-12 school market had declined significantly and there was no longer a need to update or maintain plans for a client-hosted version.  Accordingly, we concluded we no longer met the conditions for the use of SFAS 86 provided in paragraph 40 of SOP 98-1, resulting in the change from SFAS No. 86 to SOP 98-1.

Forms 8-K furnished June 1, 2009, March 3, 2009, December 3, 2008, September 4, 2008,    June 3, 2008 and March 4, 2008

9.
We note that certain of your press releases filed on Form 8-K include disclosure of several non-GAAP financial measures such as EBITDA, Adjusted EBITDA, net loss before restructuring charges and net loss per share before restructuring charges.  Please revise future filings to include the reason that management believes the presentation of the non-GAAP information is useful for an investors’ understanding of your financial condition and results of operations.  See Instruction 2 to Item 2.02 of Form 8-K and Item 10(e) of Regulation S-K.

Our Response:  We will revise future filings to include the reason that management believes the presentation of the non-GAAP information is useful to investor’s in accordance with Instruction 2 to Item 2.02 of Form 8-K and Item 10(e) of Regulation S-K.

The Company hereby acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings with the SEC.  The Company also acknowledges that Staff comments or changes to disclosures in the Company’s filings in response to Staff comments do not foreclose the SEC from taking any action with respect to such filings.  The Company represents that it will not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any further questions or comments, please contact Judi Adelman at (952) 832-1574 or me at (952) 832-1505.

Very truly yours,

/s/ Robert J. Rueckl
Robert J. Rueckl
Chief Financial Officer